EXHIBIT 99.1

News Release

Kamada’s Human Rabies Immune Globulin Successfully Meets Primary Endpoint
in U.S. Pivotal Phase 2/3 Clinical Trial as a Post-Exposure Treatment

Strategic agreement with Kedrion for clinical development and marketing

Plans to file a BLA with the FDA in mid-2016

NESS ZIONA, Israel (December 23, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, reports that the pivotal Phase 2/3 clinical trial with the Company’s human rabies immune globulin (IgG or KamRAB™ or KedRAB™) therapy as a post-exposure treatment for rabies successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product.  The Company expects to file a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in mid-2016.

KamRAB is the brand name for Kamada's human rabies immune globulin currently marketed for this indication in 10 countries worldwide.  Kamada has a strategic agreement with Kedrion S.p.A for the clinical development and marketing of its IgG product, which will be branded as KedRAB in the U.S., subject to receiving marketing approval from the FDA.

The Phase 2/3 clinical trial was a prospective, randomized, double-blind, non-inferiority study of 118 healthy subjects.  The study evaluated pharmacokinetic (PK) parameters of anti-rabies IgG levels in serum at different time points and assessed whether Kamada’s IgG interferes with the development of self-active antibodies. In addition, safety and tolerability were assessed.  The trial’s primary end point measured the anti-rabies titer on day 14 as well as on additional time points for secondary end points, following drug infusion and infusion of an active vaccine as recommended by the standard-of-care.  The primary endpoint was designed to determine non-inferiority with a -10% margin. Detailed information about this study is available at www.clinicaltrials.gov.

Top-line results showed that the primary endpoint of non-inferiority was met with a difference of -1.8% between the two therapies with variability between -8.2% and 3.1% (90% Confidence limit).  Results showed that Kamada’s IgG was safe and well tolerated with no drug-related Serious Adverse Events (SAEs) experienced.

“The post-prophylaxis treatment has proven critical for this fatal rabies disease. We are delighted to report the positive data, which show our IgG product achieved its primary endpoint of non-inferiority in this pivotal trial and demonstrated that our IgG product doesn’t interfere with the development of self-active antibodies,” commented Dr. Eran Schenker, V.P.- Medical Director of Kamada.

“Since 2003 we have marketed KamRAB in 10 countries outside the U.S. and we have sold more than one million vials to date, which provides significant experience with this product.  We are confident our product will provide a much-needed, high-quality source of IgG for people who are at risk of being exposed to rabies.  Consequently, we have confidence that our product will be competitive with the current reference IgG product in providing the needed protection,” said Amir London, Chief Executive Officer of Kamada. “The WHO estimates that approximately 10 million people worldwide require medical treatment against rabies each year after being exposed to an animal suspected of rabies infection.  We believe that a competitive product in the U.S. will provide diversity of supply in a market with ample room for a new product entry while improving Kamada profitability with higher margins expected in the US compared to rest of the world countries. We plan on leveraging the U.S. trial and future marketing approval to expand our global market leadership with this critical medical treatment.”

“We are very excited about the commercial potential for KedRAB in the U.S., where there are approximately 40,000 post-exposure prophylaxis treatments administrated each year, representing a more than $100 million annual market opportunity. With one predominant rabies prophylaxis provider in the U.S., we anticipate that healthcare professionals will want to diversify their source of supply, particularly if a competing high-quality product, such as KedRAB, is approved for use.  We look forward to a favorable regulatory outcome and, in time, a successful product launch,” stated Larry Guiheen, Kedrion’s Chief Commercial Officer.

About KamRAB/KedRAB
Rabies is a preventable viral disease of mammals most often transmitted through exposure to a rabid animal. KamRAB/KedRAB is a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB/KedRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously exposed to rabies. KamRAB/KedRAB is administered via a one-time injection, with the precise dosage being a function of the patient’s weight.

About Kedrion S.p.A.
Kedrion is an international company that collects and fractionates blood plasma to produce and distribute plasma-derived therapeutic products for use in treating and preventing serious diseases, disorders and conditions such as hemophilia, immune system deficiencies and hemolytic disease of the fetus and newborn. Kedrion places a high value on not only the welfare of those who benefit from its products, but also on the people and communities it serves. Headquartered in Italy, Kedrion has a market presence in over 100 countries. In the field of plasma derivatives, it is the world’s fifth most important player and Italy’s first. Additional information about Kedrion can be found at www.kedrion.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GVHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com